SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For 05 June 2009

The Governor and Company of the
Bank of Ireland
Head Office
Lower Baggot Street
Dublin 2
Ireland

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

           Form 20-F     X     Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

           Yes               No           X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

5 June 2009

Bank of Ireland

Bank of Ireland today announced the proposal to elect a new non-executive director to the Court of Directors at the Annual General Court on 3rd July.

Mr. Patrick O'Sullivan has had a distinguished and varied career in financial services and retired recently as Vice Chairman and Chief Growth Officer of Zurich Financial Services Group, based in Switzerland. Prior to that role he held senior positions with a number of companies including Group Finance Director, Zurich Financial Services (Switzerland); Chief Executive Officer, Eagle Star Insurance (London); Chief Operating Officer, Barclays De Zoete Wedd Holdings (London); Managing Director, Financial Guaranty Insurance Co. (part of GE Capital) (London & New York); Executive Director, Goldman Sachs International (London) and General Manager, Bank of America Futures (London)

Mr. O'Sullivan holds a BBS from Trinity College Dublin and a Masters degree in Accounting & Finance from London School of Economics. He is a Fellow of the Institute of Chartered Accountants in Ireland and was a member of the International Accounting Standards Board - Insurance Working Group on IFRS.

/ends

Enquiries:-

John B. Clifford, Group Secretary 00-353-1-604-3472
Dan Loughrey, Head of Group Corporate Communications 00-353-1-604-3833

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

The Governor and Company
of the Bank of Ireland

John B. Clifford
Group Secretary

Date: 05 June 2009